Exhibit 99.1

Aurinia Announces Presentation at 12th International Congress on SLE (LUPUS 2017) & the 7th Asian Congress on Autoimmunity (ACA 2017)

- 48-week data from open-label AURION study to be presented on March 27, 2017

VICTORIA, British Columbia--(BUSINESS WIRE)--March 16, 2017--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH / TSX:AUP) (“Aurinia” or the “Company”), a clinical stage biopharmaceutical company focused on the global immunology market, today announced the AURION open-label study of voclosporin for the treatment of lupus nephritis (LN) 48-week results will be presented at the 12th International Congress on Systemic Lupus Erythematosus (LUPUS 2017) & the 7th Asian Congress on Autoimmunity (ACA 2017) taking place March 26-29, 2017 in Melbourne, Australia. The abstract, titled, “AURION Study: 48-Week Data of Multi-Target Therapy with Voclosporin, Mycophenolate Mofetil (MMF) and Steroids for Active Lupus Nephritis,” will be presented by Robert Huizinga, Aurinia Vice President of Clinical Affairs on March 27, 2017.

“AURION has provided early proof of concept data to support voclosporin’s use in the treatment of active LN. “The ability to quickly predict responses and remission rates using biomarkers can help clinicians optimize patient care and long-term outcomes," said Richard M. Glickman, Aurinia’s Chief Executive Officer.

The AURION study is an open-label exploratory study in 10 patients to assess the short -term predictors of response using voclosporin (23.7mg BID) in combination with MMF and oral corticosteroids in patients with active lupus nephritis. The primary objective of the study is to examine biomarkers of disease activity at eight weeks and their ability to predict response at 24 and 48 weeks. The 24-week data released in October 2016 showed a majority of patients achieved complete remission, and all inflammatory markers and anti-dsDNA trended towards normalization. In addition, renal function remained stable, and voclosporin was well-tolerated with no unexpected safety concerns observed.

Following the presentation, a copy will be available on Aurinia’s corporate website at: www.auriniapharma.com.

About AURION
The AURION study or “Aurinia Early Urinary Protein Reduction Predicts Response Study” is an open-label, exploratory study being conducted in 10 patients across two sites in Malaysia to assess the short term predictors of response using voclosporin (23.7mg) in combination with mycophenolate mofetil and oral corticosteroids in patients with active lupus nephritis. This study will examine biomarkers of disease activity at 8 weeks and their ability to predict response at 24 and 48 weeks.

About Voclosporin
Voclosporin, an investigational drug, is a novel and potentially best-in-class calcineurin inhibitor (“CNI”) with clinical data in over 2,200 patients across indications. Voclosporin is an immunosuppressant, with a synergistic and dual mechanism of action that has the potential to improve near- and long-term outcomes in LN when added to standard of care (MMF). By inhibiting calcineurin, voclosporin blocks IL-2 expression and T-cell mediated immune responses. It is made by a modification of a single amino acid of the cyclosporine molecule which has shown a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency, an altered metabolic profile, and potential for flat dosing. The Company anticipates that upon regulatory approval, patent protection for voclosporin will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act and comparable laws in other countries.

About Lupus Nephritis (LN)
LN in an inflammation of the kidney caused by Systemic Lupus Erythematosus (“SLE”) and represents a serious progression of SLE. SLE is a chronic, complex and often disabling disorder and affects more than 500,000 people in the United States (mostly women). The disease is highly heterogeneous, affecting a wide range of organs & tissue systems. It is estimated that as many as 60% of all SLE patients have clinical LN requiring treatment. Unlike SLE, LN has straightforward disease outcomes where an early response correlates with long-term outcomes, measured by proteinuria. In patients with LN, renal damage results in proteinuria and/or hematuria and a decrease in renal function as evidenced by reduced estimated glomerular filtration rate (eGFR), and increased serum creatinine levels. LN is debilitating and costly and if poorly controlled, LN can lead to permanent and irreversible tissue damage within the kidney, resulting in end-stage renal disease (ESRD), thus making LN a serious and potentially life-threatening condition.

About Aurinia
Aurinia is a clinical stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. The company is currently developing voclosporin, an investigational drug, for the treatment of LN. The company is headquartered in Victoria, BC and focuses its development efforts globally. www.auriniapharma.com

Forward Looking Statements
This press release contains forward-looking statements, including statements related to Aurinia's regulatory strategy, Aurinia's analysis, assessment and conclusions of the results of the AURION clinical study, and the efficacy and safety of voclosporin. It is possible that such results or conclusions may change based on further analyses of these data. Words such as "plans," "intends," “may,” "will," "believe," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon Aurinia’s current expectations. Forward-looking statements involve risks and uncertainties. Aurinia’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, the risk that Aurinia’s analyses, assessment and conclusions of the results of the AURION clinical study set forth in this release may change based on further analyses of such data, and the risk that Aurinia’s clinical studies for voclosporin may not lead to regulatory approval. These and other risk factors are discussed under "Risk Factors" and elsewhere in Aurinia’s Annual Information Form for the year ended December 31, 2015 filed with Canadian securities authorities and available at www.sedar.com and on Form 40-F with the U.S. Securities Exchange Commission and available at www.sec.gov, each as updated by subsequent filings, including filings on Form 6-K. Aurinia expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aurinia's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

CONTACT:
Aurinia Pharmaceuticals Inc.
Investor Contact:
Celia Economides
Head of IR & Communications
ceconomides@auriniapharma.com
or
Media Contact:
Christopher Hippolyte, 917-826-2664
Christopher.hippolyte@inventivhealth.com